Exhibit 99.2

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2010

Dated: May 12, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of May 12, 2010, and provides comparative analysis of Quaterra’s financial results for the three months ended  March 31, 2010 and 2009.

The following information should be read in conjunction with the Company’s consolidated financial statements for the three months ended March 31, 2010 and audited consolidated financial statements for the year ended December 31, 2009 and the related notes thereto.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts contained herein are in Canadian dollars.

Quaterra is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX “QMM”.  Additional information related to Quaterra is available on the Company’s website at www.quaterraresources.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Overall Performance

Corporate Development

On February 4, 2010, the Company completed a private placement with GoldCorp Inc. (“Goldcorp”) pursuant to the binding Investment Framework Agreement (“IFA”) signed on January 29, 2010. The private placement consists of 3,001,418 units at $1.41 for gross proceeds of US$4.0 million. Each unit comprises one common share of the Company and one-half of a share purchase warrant exercisable at US$1.76 per share for a period of two years.  The funds will be used in the Company’s generative exploration program in central Mexico.

Mr. Gerald Prosalendis was appointed as an officer of the Company by the Board of Directors in March 2010. Mr. Prosalendis has held similar positions in other companies including Western Silver Corporation which was sold to Glamis Gold Ltd. for $1.6 billion in 2006. Mr. Prosalendis will bring his experience in corporate strategy, markets, shareholder relations and communications to the Company.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Corporate Development - Property

Goldcorp Investment Framework Agreement: The Company entered into an agreement with Goldcorp of Vancouver, B.C. on January 29, 2010. Goldcorp has an opportunity to acquire an interest in certain mining properties held by the Company in central Mexico, in return for funding a two-year generative exploration program by Quaterra through a private placement of US$10 million in the Company, US$4 million in 2010 and US$6 million in 2011.

In the aggregate the number of shares acquired by Goldcorp shall not total more than 9.9% of the issued and outstanding shares of the Company. In the event that this restriction would prevent the purchase of the full amount of the second placement shares, or exercise of any of the warrants by Goldcorp, the Company may either:

a)	Consent in writing to Goldcorp owning more than 9.9% of the issued and outstanding shares of the Company; or
b)	Extend the warrants if applicable; or
c)	Cause a third party, or the Company, to buy these shares which would put Goldcorp higher than the 9.9% ownerships limitation.

Goldcorp has an option to acquire up to 65% in any property in the central Mexico interest, with the exception of Nieves, by spending US$2 million over a two-year period on advanced exploration and by completing a bankable feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

On February 5, 2010, Goldcorp has selected the Company’s Sierra Sabino property as its first advanced project.

Santo Domingo, Mexico - On January 13, 2010, the Company finalized an option agreement with La Cuesta International, Inc. (“LCI”) to acquire a 100% interest in the Santo Domingo prospect located in Durango, Mexico about 120 kilometers west-northwest of Torreon.

Quaterra has the right to earn a 100% interest in the property by paying LCI a total consideration of US$7.5 million, which includes semi-annual lease/pre-production payments and a 1% Net Smelter Return royalty payment. Quaterra also issued 100,000 common shares to LCI.

Exploration

On April 21, 2010, the Company announced that recent drilling at its 100%-owned MacArthur copper project in the Yerington District, Nevada has expanded the extent of copper mineralization. A total of 19,110 feet drilled in 32 reverse circulation holes and three deep core holes has tested undrilled areas north and west of the pit; expanded the partially explored Gallagher area; and has begun to delineate the extent of mineralization in the Northwest Target area located 2,500 feet northwest of the pit. The mineralized zone remains open for continued expansion on three sides.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

On April 20 and February 17, 2010, the Company and its joint venture partner Blackberry Ventures 1, LLC announced the results from the in-fill drilling program at its Nieves silver property in Zacatecas, Mexico. All 29 holes totaling 6,118.7 meters were drilled within the La Quinta stockwork veinlet deposit, a series of veins and veinlets located along the Concordia-Gregorio Vein. The purpose was to in-fill the core area of the known deposit for 200 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between existing holes drilled on 50-meter centers. Results confirm the continuity of both high-grade and bulk mineable mineralization at the La Quinta deposit, which remains open along strike and at depth. La Quinta stockwork mineralization has now been traced by drilling for almost 1,000 meters along strike and has been tested by close-spaced drilling for over 200 meters of this distance. The shallow and uniform nature of mineralization makes it attractive for possible open pit mining.

Update on Mineral Properties

MacArthur Property – Nevada

The Company’s MacArthur project is targeting the definition of a secondary copper deposit capable of sustaining a large run-of-mine heap leach operation using SXEW processing for low cost copper production.  Exploration drilling on the property is delineating a large blanket of shallow, acid soluble copper mineralization in fractured granodiorite and quartz monzonite intruded by porphyry dike swarms. The 50 to 150 foot thick, tabular zone of secondary copper (oxides and chalcocite) has now been defined over an area of nearly two square miles, but the ultimate size of the deposit remains unknown.

Following the completion of 80,000 feet of exploration drilling in 49 core holes and 124 reverse circulation holes, Quaterra contracted Tetra Tech of Denver, Colorado to prepare a NI43-101 compliant independent technical report and resource estimate on the MacArthur project in January 2009.

The results of the MacArthur drilling program have been supported by an interpretation of a helicopter-borne aeromagnetic survey coupled with an inversion of historical and recent IP data.  The interpretation is both indicative of mineralization presently identified on the project and encouraging for future growth of the deposit though additional drilling.

A new phase of drilling was initiated shortly the POO approval. Since commencing in early December 2009, the ongoing program has completed a total of 19,110 feet in 32 reverse circulation holes and three deep core holes. The reverse circulation drilling is targeting locations on 500 feet by 500 feet grid to extend the known resources of the project while investigating the open margins of the higher grade intercepts in undrilled areas around the MacArthur pit.

Assay results from the recent round of drilling have demonstrated the continuity of both chalcocite and primary chalcopyrite mineralization in a previously undrilled terrain north and west of the oxide resource at the MacArthur Pit. Drill holes QM-94, 95, 96, 97 and 98, located along an east west section approximately 1,000 feet north of the pit, intersected copper over a strike length of 2,000 feet with chalcocite mineralization ranging from 0.16% copper over a thickness of 70 feet to 0.50% copper over a thickness of 45 feet. This zone is underlain by chalcopyrite mineralization averaging about 0.25% copper over a thickness of 20 to 105 feet.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Drill hole QM-120 located 2,500 feet northwest of the pit, intercepted a thickness of 100 feet averaging 0.47% copper at a depth of 285 feet. The mineralization consists of chalcocite coatings on chalcopyrite. The zone remains open to the west, north and to depth. QM-120 is located approximately 1,000 feet southwest of QM-60 which intercepted similar chalcocite and chalcopyrite mineralization grading 0.38% copper over 260 feet starting at a depth of 140 feet. Mineralization and alteration at the Northwest Target is characteristic of both secondary and porphyry-style primary copper mineralization within a zone that has been recognized in four widely-spaced historical holes that returned up to 0.5% copper over 50 feet starting at a depth of 600 feet.

In the Gallagher area, 2,000 feet west of the MacArthur Pit, the program has identified new oxide and chalcocite mineralization in six shallow holes over an area of 1,500 feet by 1,000 feet (holes QM-90, 91, 105, 106, 112 and 113). The zone remains open to the west, south and northwest. Drill hole QM-90 intersected 290 feet averaging 0.22% copper from the surface as oxide and mixed oxide with chalcocite. QM-106, the southernmost of the Gallagher holes, intersected copper oxide, chalcocite and chalcopyrite over a thickness of 20 feet averaging 0.77% copper at a depth of 185 feet and a thickness of 70 feet averaging 0.40% copper at a depth of 220 feet.

The recent drilling program also included a test of the North Porphyry Target at an undrilled location 2,500 feet north of the MacArthur pit. The North Porphyry Target was identified by three earlier Quaterra drill holes that intersected porphyry copper style sulfide mineralization below the low-angle MacArthur fault zone over a strike length of 1,000 feet.

Following the completion of an Induced Potential-Resistivity (“IPR”) survey during the fall of 2009 the geology and geophysical data were combined to select three targets for core drilling with rotary pre-collars. Hole QM-100, located 1,400 feet north of QM-68, intercepted porphyry-style chalcopyrite/biotite-chlorite veining at a depth 1,203 feet that assayed 0.58% copper  over a thickness of 65 feet below the shallow-dipping MacArthur fault zone. QM-109, spotted on an IPR anomaly, failed to reach projected depth due to fractured, caving ground while QM-99 intersected massive pyrite impregnated breccia and scattered zones of secondary biotite and chlorite alteration; common elements of a porphyry system.

The North Porphyry target, now supported by significant intercepts in four drill holes over an area of 3000 feet by 1000 feet, remains open in three directions and to depth.  Four IPR targets, located north or west of the existing drilling, have yet to be tested.  Significant porphyry-style alteration including potassic feldspar flooding-pyrite veining, particularly around the mineralized intercept of hole QM-100, indicate that Quaterra’s exploration program is penetrating the margins of a previously unrecognized porphyry center.

The Company plans to extend the current program through the second quarter of 2010, or until the principle zones of acid soluble copper mineralization are defined by drill holes located on a grid of 500 by 500 feet. Although the drilling program will be too wide spaced to add to the measured or indicated resources of the property, a significant addition is expected to the inferred resources when the 43-101 estimate is updated later in the year.  The information from the shallow drilling program will be reviewed together with the results of previous deep drilling and geophysical surveys to target future deep holes in search of a porphyry copper center.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Acquisition costs incurred to March 31, 2010 were $1,415,133 and exploration expenditures were $9,249,810 for a total of $10,664,943.  Acquisition costs incurred to December 31, 2009 were $1,069,819 and exploration expenditures were $8,299,960 for a total of $9,369,779. A payment of US$350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the MacArthur properties.

Yerington – Nevada

The Arimetco assets in the Yerington Mining District have been under review since Quaterra received approval of the U.S. court to acquire the property in May 2007. The original 180 day review year has been extended until June 14, 2010. A series of environmental, legal and technical due diligence studies have been completed.

The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report (“ESA”) in April 2009 to identify conditions indicative of releases or threatened releases of hazardous substances. The report identifies some environmental concerns related to the project, but nothing extraordinary for operations of similar size and vintage. The study allows the Company to establish liability protection as a bona fide prospective purchaser and must be updated prior to closing the transaction. SRK Consulting (U.S.), Inc. completed this update on January 11, 2010.

Legal due diligence has addressed most of the issues related to the Arimetco assets with a few items pending near term completion.  A legal description of the property has been completed including a chain of title report.  Water rights for the mine have been extended and assigned to the property. Further extensions will require the Company to show that substantial work has been accomplished toward the goal of putting the water rights to full beneficial use. The most important remaining issues are completing agreements with the EPA, Nevada state agencies and the Atlantic Richfield Company (“ARC”) that will define, limit and protect the Company from existing liabilities on the property.

Technical due diligence has concentrated on reviewing and compiling a wealth of historical data in the Anaconda Library in Laramie, Wyoming.  To assist in the review, numerous reports, maps and historical drilling data have been scanned and entered into an internal data base.  An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit. The area contains significant under-explored potential for copper mineralization.

Although the process has been slow, the Arimetco assets merit the efforts required for acquisition. The Yerington mine is the center of a prolific copper district and can provide Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives. Subject to successful completion of due diligence, Quaterra plans to explore the property as part of its ongoing exploration program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains under-explored, including the large and only partially delineated Bear deposit.

Acquisition costs incurred to March 31, 2010 were $1,713,856 and exploration expenditures were $750,117 for a total of $2,463,973.  Acquisition costs incurred to December 31, 2009 were $1,659,336 and exploration expenditures were $739,824 for a total of $2,399,160.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Alaska Properties

Duke Island – Alaska

 On September 29, 2009, the Company signed an option agreement with Copper Ridge Exploration Inc. (“Copper Ridge”) for the Company’s Duke Island copper-nickel-platinum-palladium property in southeast Alaska.

The Agreement provides that Copper Ridge can earn up to a 51% interest in the Duke Island Property by issuing one million pre-consolidation shares to the Company and spending $3 million on exploration by December 31, 2012.  The amount of $750,000 of the $3 million is a firm commitment to be spent by December 31, 2010. The firm commitment of $600,000 will be allocated to drilling expenses to target the intrusive to a depth of up to 2,000 feet. Copper Ridge may increase its interest in the Duke Island Property to 65% by spending an additional $2 million on exploration by December 31, 2013.

Copper Ridge has completed geologic mapping, and detailed geochemical sampling over the core of the main Marquis prospect. A 1,500 meter drill test of the highest priority drill targets is planned to be carried out during the 2010 field season.

Herbert Glacier Gold Project – Alaska

The U.S. Forest Service has approved the Company’s Plan of Operations drilling permit for the Herbert Glacier Project. The permit approves drilling from six sites to explore for gold mineralization hosted in a mesothermal quartz vein system.  Quaterra is actively seeking a joint venture to further exploration on the project.

Total acquisition costs incurred to March 31, 2010 for both Duke Island and Herbert Glacier properties were $275,707 and exploration expenditures were $2,412,403 for a total of $2,688,110.  Acquisition costs incurred to December 31, 2009 were $275,707 and exploration expenditures were $2,410,713 for a total of $2,686,420.

Uranium Project – Arizona, Utah and Wyoming

The restrictions on uranium exploration as a result of the segregation do not, however, affect exploration activity or access to conduct exploration on Arizona State lands where 16 high and moderate priority geophysical anomalies have been identified by the Company’s airborne VTEM survey.  Arizona State Mineral Exploration Permits (MEPs) for 5 square miles in the district have been acquired through an option agreement and additional 4 square miles are pending final granting from the State.  These lands lie within the heart of the uranium district and are vital to Arizona to provide funds for Arizona school districts.  In contrast to the segregated area, exploration on state mineral properties is encouraged and permitting is relatively easy.

Quaterra’s Arizona Strip uranium project includes some of the most prospective uranium properties in the northern district. Now totaling approximately 38 square miles with more than 200 VTEM geophysical anomalies, the Company’s land position controls much of the future production potential of the northern district.  Quaterra’s assets include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Future drilling programs to explore these targets will necessarily be subject to the status of public lands in the district.   Quaterra’s activities have strong local and state support and the Company is optimistic that these efforts to withdraw federal lands will not be successful. The uranium of this prolific district represents an enormous domestic supply of clean energy and many jobs at a time when both are critical to the needs of the country.

Some of the most recent and insightful summaries of the issues regarding the Arizona Strip district were given as testimonies by Dr. Madan Singh, Director of the Arizona Department of Mines and Mineral Resources, and Dr. Michael Berry, a noted economist and expert in national natural resource strategy for the April 8, 2010 Congressional Subcommittee hearing in Flagstaff, Arizona.  Copies of Dr. Singh’s and Dr. Berry’s testimonies are available at:  http://www.acertgroup.com

Acquisition costs incurred to March 31, 2010 were $3,966,201 and exploration expenditures were $7,433,603 for a total of $11,399,804.  Acquisition costs incurred to December 31, 2009 were $3,951,141 and exploration expenditures were $7,391,365 for a total of $11,342,506.

Nieves Property – Mexico

The Company and 50% joint-venture partner Blackberry Ventures 1, LLC, completed a successful 29 hole, 6,118.7 meter in-fill drilling program during the fourth quarter of 2009 and the first quarter of 2010. All holes were drilled within the La Quinta stockwork veinlet silver deposit, a series of veins and veinlets located along the Concordia-Gregorio Vein. The purpose of the program was to in-fill the core area of the known La Quinta deposit for 200 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between existing holes drilled on 50-meter centers.

Almost all of the holes intersected relatively shallow zones of continuous silver mineralization ranging between 30 and 70 meters in thickness and between one and three ounces in grade, often including narrower intervals of higher grade silver mineralization ranging between 15 and 38 meters in thickness and 3.2 to 9.5 ounces in grade. La Quinta stockwork mineralization has now been traced by drilling for almost 1,000 meters along strike and has been tested by close-spaced drilling for over 200 meters of this distance. The shallow and uniform nature of mineralization makes it possible for open pit mining.

The extensive and consistent silver values have provided impetus to expedite metallurgical testing, an induced polarization survey and updated NI43-101 resource estimate by Caracle Creek International Consulting Inc., all aimed at evaluating the possibility of open pit mining. Each of these programs should be completed by mid-year.

The La Quinta stockwork deposit remains open along strike and at depth. The Concordia vein is only one of several veins on the Company’s claim group known to contain high grade silver. In addition, several untested geophysical anomalies may represent additional sites of mineralization. Specific work plans will be developed following completion of the work described above.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Since inception to March 31, 2010, the Company had incurred $1,462,292 for acquisition costs and $2,222,691 for exploration expenditures giving a total of $3,684,983 for its 50% interest in Nieves.  The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$3,795,379 for its 50% interest in Nieves.

Other Mexico Properties – GoldCorp IFA

The IFA currently includes 12 properties covering over 950 square miles. Exploration will focus on discovering large Peñasquito-style gold-silver deposits. Several of the early-stage Quaterra properties, most notably Sabino and Onix, have Peñasquito-type potential. Ground geophysics are currently in progress, with drilling planned for the second quarter 2010.

Geophysical surveys began in fourth quarter of 2009 and have continued into first quarter of 2010. Drilling at the Americas and Aguila prospects also began in the first quarter of 2010.

The Americas-Mirasol-Tecolotes project area is located in the Municipality of Simon Bolivar, Durango, Mexico, about half way between the cities of Durango and Torreon. The Americas and Mirasol concessions are 100% owned by Quaterra through its Mexican subsidiary Aqua Tierra SA de SV. The Tecolotes concession is a joint venture between Quaterra and EXMIN SA de CV, a subsidiary of EXMIN Resources Inc. Under the terms of the agreement, Quaterra may earn a 75% interest in the concession by spending US$500,000 in exploration and making annual payments to EXMIN totaling US$100,000 over four years.

Other Properties – United States

See Note 5 in the consolidated financial statements for the three months ended March 31, 2010 for discussion on other properties being explored by the Company.

Mineral Property Expenditure

During the three months ended March 31, 2010, the Company incurred $2,856,951 on mineral property expenditures. The total mineral properties expenditure was allocated as follows: 45.33% on MacArthur, 37.19% on Mexico properties except Nieves, 8.90% on Nieves, 2.01% on Uranium properties, 2.27% on Yerington, 0.06% on the Alaska properties, and 4.24% on other properties, in the United States

Information on all mineral property expenses by property can be found in Note 5 of the consolidated financial statements dated March 31, 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

The deferred mineral property costs as at March 31, 2010 were as follows:

All Mineral Properties	Balance	Additions	Balance
	December 31, 2009	Q1	March 31, 2010
Summary by Expenditures
Total acquisition	$11,336,930	$924,020	$12,260,950
Total exploration	24,754,753	1,932,931	26,687,684
Total	$36,091,683	$2,856,951	$38,948,634

Summary by Property
Nieves, net of cost recovery	$3,430,646	$254,337	$3,684,983
Other properties, Mexico	4,317,754	1,062,627	5,380,381
MacArthur copper	9,369,779	1,295,164	10,664,943
Yerington copper	2,399,160	64,813	2,463,973
Alaskan properties	2,686,420	1,690	2,688,110
Uranium properties	11,342,506	57,298	11,399,804
Other properties, US	2,545,418	121,022	2,666,440
Total	$36,091,683	$2,856,951	$38,948,634

Review of Financial Results

For the three months ended March 31, 2010 (“2010”), the Company reported a net loss of $1,130,046 compared to a net loss of $1,655,993 in the same period previous year (“2009”).  The decrease of $525,947 in loss in 2010 was mainly attributable to the decrease in stock-based compensation expense and interest costs for the convertible notes in 2009 which were converted to common shares in November 2009. A comparison of general administration expenses for the three months ended March 31, 2010 and 2009 is provided in the table below:

General Administrative Expenses

General administrative expenses include overheads associated with administering and financing the Company’s exploration activities.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

	Three Months Ended March 31,		Increase
	2010	2009	(decrease)
General and administrative expenses
Administration and office expenses	123,049	236,671	(113,622)
Consulting	88,780	120,534	(31,754)
Directors and officers fees	71,876	38,677	33,199
Investor relations and communications	57,696	38,847	18,849
Professional fees	117,617	64,901	52,716
Salaries and benefits	140,192	110,932	29,260
Transfer agent and regulatory	55,953	85,362	(29,409)
Travel & promotion	38,276	17,994	20,282
	693,439	713,918	(20,479)

Other expenses (income) and non-cash items:
General exploration	59,413	123,224	(63,811)
Interest income	(4,484)	(282)	(4,202)
Foreign exchange loss (gain)	179,541	226,638	(47,097)
Joint venture administration fee	(25,434)	(4,745)	(20,689)
Interest and financing costs	4,899	171,887	(166,988)
Stock-based compensation	208,362	407,487	(199,125)
Amortization	14,310	17,866	(3,556)
	436,607	942,075	(505,468)

Total	$1,130,046	$1,655,993	$(525,947)

General administrative expenses were reduced by $20,479, or 3%, (excluding non-cash items), reflecting the Company’s consistent cost cutting effort continued through to 2010.

A summary of the changes is outlined below:

a)	Administration and office general expenses decreased by $113,622 from $236,671 in 2009 to $123,049 in 2010 due to the decrease in the related party administration fees.
b)
Consulting fees decreased by $31,754 from $120,534 in 2009 to $88,780 in 2010 reflecting the amended financial and advisory service agreement with Roman Friedrich & Company in September 2009 for a reduced fee of $7,500 instead of $15,000 per month.

c)
Directors’ and officers’ fees increased by $33,199 from $38,677 in 2009 to $71,876 in 2010 resulting from the increased time and amount spent by the CFO of the Company.  Please see Related Party Information.

d)	Investor relations and promotions increased by $39,131 from $56,841 in 2009 to $95,972 in 2010 resulting from resumed promotional activities and conferences.
e)	Professional fees increased by $52,716 from $64,901 in 2009 to $117,617 in 2010 resulting primarily from the increased legal fees related to the Goldcorp transaction.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

f)
Salaries and benefits increased by $29,260 from $110,932 in 2009 to $140,192 in 2010 resulting from the voluntary salary reduction from the CEO and VP Exploration of the Company in 2009. In 2010, the annual salary is US$60,000 and $150,000 for the CEO and the VP Exploration, respectively (2009 – US$1 and $100,000 respectively).

g)	Transfer agent and regulatory fees decreased by $29,409 from $85,362 in 2009 to $55,953 in 2010 due to the timing difference of payment made for regulatory listing fees.

Other and Non-Cash Expenses (Income)

a)
General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties. If the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred. Exploration costs decreased by $63,811 due to allocation of certain expenditures to capitablizable projects instead of being expensed.

b)
Foreign exchange: The Company recognized a foreign exchange loss of $179,541 in 2010 compared to $226,638 in 2009 due to the strengthening Canadian dollar. Volatility in the foreign exchange rate could continue to result in foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)	Stock-based compensation decreased by $199,125 from $407,487 in 2009 to $208,362 in 2010. The values of stock-based compensation were determined by Black-Scholes option pricing model.
d)	Higher interest and financing costs in 2009 are the result of the effective interest cost and finders’ fees on the convertible notes. All notes were converted in November 2009.
e)	The Company charges 10% administration fee on its Nieves joint venture partner’s shared exploration costs.

Quarterly Information Trends

The following quarterly information is derived from the Company’s consolidated financial statements:

	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
General administrative expenses	$(707,749)	$(427,667)	(627,501)	$(540,287)
Interest earned	4,484	2,375	522	71
Joint venture admin	25,434	23,033	3,604	2,621
Foreign exchange	(179,541)	(86,918)	505,089	409,851
General exploration	(59,413)	(95,890)	(165,668)	(38,899)
Loss	(916,785)	$(585,067)	(283,954)	(166,643)
Financing and interest costs	(4,899)	(108,636)	(150,128)	(163,173)
Stock-based compensation	(208,362)	(2,437,134)	(192,378)	(382,776)
Share purchase warrants modified	-	(11,137)	-	(84,115)
Write-offs of mineral property	-	(767,280)	-	-
Net loss	(1,130,046)	(3,909,254)	(626,460)	(796,707)
Unrealized loss on investment	(9,667)	(12,866)	-	-
Basic loss per share	$(0.01)	$(0.04)	$(0.01)	$(0.01)

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
General administrative expenses	$(731,784)	$(1,045,336)	$(847,581)	$(1,063,668)
Interest earned	282	2,386	17,572	24,949
Joint venture admin	4,745	9,755	33,570	22,245
Foreign exchange	(226,638)	13,600	432,199	(164,454)
General exploration	(123,224)	(178,467)	(267,439)	(119,846)
Loss	(1,076,619)	(1,198,062)	(631,679)	(1,300,774)
Financing and interest costs	(171,887)	(33,752)	-	-
Stock-based compensation	(407,487)	(530,283)	(305,942)	(1,713,095)
Net loss	(1,655,993)	(1,762,097)	(937,621)	(3,013,869)
Basic (loss) per share	$(0.02)	$(0.02)	$(0.01)	$(0.03)

The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

•	Mineral property expenditures can vary widely from quarter to quarter depending on the timing of option payments and the stages and priorities of the exploration program.
•	The Company receives a management fee on the Blackberry joint venture, the amount of which varies dependent on the level of project expenditures.
•
Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.

•	Stock based compensation amounts can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
•	Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provided comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances.  Please see consolidated financial statements Note 8 for more detailed information.

The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”), which was amended in July 2008 and December 2008, to retain the services of Scott Hean as Chief Financial Officer.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

On March 17, 2009, the President and CEO of the Company lent US$200,000 (the “Loan”) to the Company for operating expenditures.  The Loan has a one year term at an annual interest rate of 4.5%, and is unsecured.

Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets.  As at March 31, 2010, the Company has cash and cash equivalents of $6,108,396. The Company’s excess cash is invested in short-term bankers’ acceptances.

The Company will need to rely on the sale of equity and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.  Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

At March 31, 2010, the Company had a working capital of $5,819,954 compared to a working capital of $4,431,663 as at December 31, 2009. During the three months ended March 31, 2010, the Company received gross proceeds of US$4 million from a private placement, $25,000 from the exercise of stock options, $785,467 from the exercise of warrants, and US$251,904 from Blackberry Joint Venture Partner.

In three months ended March 31, 2010, the Company incurred expenditures of $975,374 (2009 - $287,749) in operations and $2,632,815 (2009 - $1,627,138) in mineral properties.

Commitments and Contingencies

As at May 12, 2010, the Company has the following contractual and optional obligations:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral properties (a)	$10,112,482	$1,176,489	$5,853,040	$2,778,213	$304,740
Office Lease (b)	337,500	112,500	$225,000	-	-
Total	$10,449,982	$1,288,989	$6,078,040	$2,778,213	$304,740

a)
The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest.  In addition to the cash payment, the Company is required to issue 150,000 common shares for the MacArthur property in 2010.

b)
During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled upon one year notice. The current expiry date is June 30, 2012. The Company also had two office leases in Kanab, Utah and Yerington, Nevada United States.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Outstanding Shares, Stock Options and Share Purchase Warrants

As at May 12, 2010, 117,156,065 common shares were issued and outstanding, 20,724,699 warrants were outstanding at a weighted average exercise price of $0.91 and 9,386, 000 stock options were outstanding and exercisable at a weighted average exercise price of $1.56.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of our disclosure controls and procedures and have concluded based on our evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial report was effective as of December 31, 2009 and there have been no significant changes to internal control over financial reporting in the three months ended March 31, 2010.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the three months ended March 31, 20010, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies and Recent Accounting Pronouncements

The Company’s significant accounting policies are subject to estimates and, key judgments about future events, many of which are beyond management’s control. A detailed summary of the Company’s significant accounting policies is included in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Recent Accounting Pronouncements

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

Section 1601,”Consolidated Financial Statements”, replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

Section 1602, “Non-Controlling Interests”, establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to International Financial Reporting Standards (“IFRS”) on consolidated and separate financial statements. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections in the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company’s transition date is January 1, 2011 and will require the restatement for comparative purposes of amounts reported beginning on January 1, 2010.   The Company has developed a conversion implementation plan in the first quarter of 2009 and commenced the transition process from Canadian GAAP to IFRS. The process includes three phases:

1.
Scoping and diagnostic – this phase included completion of a high-level impact assessment to identify key areas that may be affected by the conversion. Based on the results of this assessment, a detailed implementation plan was developed. The Company completed this phase in the first quarter of 2009.

2.
Detailed Evaluation – in this phase, further evaluation of the financial statement areas impacted by IFRS is conducted. The evaluation includes detailed analysis of the IFRS–Canadian GAAP differences, and the selection of accounting policy choices under IFRS. This phase also includes a review of the impact on information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities (including compensation program and other contractul arrangements). Based on the analysis performed to date, the Company is not expecting its information technology and data system or its business activities to be significantly impacted. Phase 2 began in the second quarter of 2009 and is expected to continue through the first quarter of 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

3.
Implementation and Review – this phase includes implementation of the required changes necessary for IFRS compliance. The various accounting policy choices available are being assessed and those determined to be most appropriate for the Company will be implemented. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions to facilitate the preparation of the opening balance sheet. The Company will monitor changes in IFRS leading up to the January 1, 2011 adoption date, and update its conversion efforts as required. Phase 3 began in the fourth quarter of 2009 and continues through 2010.

Based on the review undertaken under Phase 1 and the work completed to date under Phase 2, the relevant IFRS-GAAP differences and possible impact that management expects IFRS will have on the Company’s financial position are summarized in the following table. IFRS will also have more extensive disclosure and analysis of balances and transactions in the notes to the financial statements.

Key areas	Canadian GAAP	IFRS	Preliminary analysis
Capital assets	Capital assets are recorded at cost. Each capital asset’s residual value is depreciated over its estimated useful life.
Under IFRS 1, capital assets can be recorded at historical cost or at fair value. The carrying value must be assessed annually or when events or circumstances occur which could impair the carrying value.

Depreciation is based on the estimated useful life of each major component of each asset.

The Company will continue to record the capital assets at cost due to the complexity and the resources required to reassess fair value on a regular basis.

Definition of components of major assets could impact deprecation charges.

Mineral properties and deferred exploration costs	Exploration, evaluation and development costs can be either capitalized or expensed when incurred.	IFRS provides only limited guidance on this topic and currently allows the Company to continue its current treatment.	The existing policy of capitalizing exploration costs will be maintained.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Key areas	Canadian GAAP	IFRS	Preliminary analysis
Impairment of long-lived assets
Mineral properties, capital assets and deferred exploration costs are tested for impairment on an annual basis or when there are indicators of impairment.

The impairment test is a two-step process whereby an asset’s carrying value is compared against undiscounted future cash flows. If the latter is less than the carrying value, the asset is written down to the amount of its discounted future cash flows.

Same as Canadian GAAP.

Impairment test is a one-step process whereby the asset’s carrying value is compared to its discounted future cash flows. The asset is written down to its future estimated discounted cash flows.

Unlike Canadian GAAP, asset write downs can be reversed if indicators of impairment cease to exist.

The use of discounted future cash flows as an indicator of impairment may increase the likelihood of write downs in the future.

The use of discounted cash flow models for the Company, a junior mining exploration company with no revenues, is not deemed the appropriate method to determine impairment in all circumstances. Management will continue to consider alternative impairment tests.

Foreign currencies
The Company has determined that the Canadian dollar is its functional currency. Functional currency is determined by the reference to the following:
The Currency used in day-to-day operations; and
The Currency used for labor, materials and other costs of the product or service.

IFRS provides more guidance in determining functional currency. Functional currency is defined as the currency of the primary economic environment in which the entity operates. IFRS provides additional factors to consider in determining functional currency including:
The currency in which funds from financing activities are generated; and
The currency in which receipts from operating activities are usually retained.

The Company is in the process of analyzing its functional currency under IFRS. It is likely that the Company’s functional currency will be either the Canadian or US dollar.
Stock-based compensation	Stock-based compensation is determined using the Black Scholes option pricing model. Allows use of the straight-line method or accelerated method to account for graded-vesting features.
Stock-based compensation is determined using the Black Scholes option pricing model. For graded-vesting features, each installment or vesting period is treated as a separate share option grant, and hence the fair value of each vesting period will differ.
The recognition of the value of stock-based compensation will be higher in early vesting periods and will decrease as options approach the final vesting period.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 11 in the consolidated financial statements March 31, 2010 for detailed discussions.

The Company’s investment as at March 31, 2010 was carried at fair value. In the three months ended March 31, 2010, the Company reported an unrecognized loss of $9,897 from mark-to-market adjustments on the investment.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not generate any revenues from production. The Company’s success will depend largely upon management’s ability to discover and develop commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities.  Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders.  Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

The ability to attract capital to the Company is dependent on a number of factors including commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties.  The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects.  Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs,  and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	March 31, 2010	December 31, 2009

Rate at end of period	1.0158	1.0510
Average rate for period	1.0401	1.1420
High for period	1.0745	1.2991
Low for period	1.0103	1.0259

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide